28 August 2025

RELX PLC

2025 Interim Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the interim dividend of 19.5 pence per share for the year ending 31 December 2025, which was announced on 24 July 2025.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.226 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 22 August 2025 to receive their dividend in Pounds Sterling will receive a dividend of 19.5 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 19.5 pence per share unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 22 August 2025 to receive their dividend in Euro will receive a dividend of €0.226 per share.

The dividend is payable on 11 September 2025.